June 26, 2014

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.

Form 10-K for the year ended December 31, 2013

Filed on March 3, 2014

File No. 001-14260

Dear Mr. Telewicz:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated May 30, 2014, regarding the above referenced Form 10-K for the year ended December 31, 2013 filed on March 3, 2014 (the “Form 10-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

1.	We note your use of funds from operations (FFO) and net operating income (NOI) in your press release. Please explain to us whether you consider these metrics to be key performance indicators. To the extent that you do consider FFO and NOI to be key performance indicators, tell us why you have not included a discussion of these metrics in your MD&A.

Response:

The Company has provided FFO, normalized funds from operations (Normalized FFO) and adjusted funds from operations (AFFO) in our press releases as supplemental Non-GAAP measures which we believe are important supplemental measures of our operating performance and believe they are frequently used by certain securities analysts, investors and other interested parties as part of their evaluation of our Company and other REITs.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

June 26, 2014

The Company has historically excluded these Non-GAAP measures from its Form 10-Q and Form 10-K filings, however, we understand that the Staff has in recent comment letters requested that certain REIT registrants disclose FFO in future periodic filings. In addition, the Company’s view of FFO, Normalized FFO and AFFO as performance measures has increased and we are currently relying more on FFO, Normalized FFO and AFFO to measure performance, reflect the impact to operations from trends in occupancy rates, per diem rates, operating costs and interest costs, and measure our ability to pay quarterly dividend payments. Accordingly, in future periodic filings, the Company will provide FFO as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) and a reconciliation to the Company’s GAAP net income for each period presented. In addition, the Company will disclose, in future periodic filings, Normalized FFO and AFFO, along with their definitions and reconciliation to FFO.

With respect to net operating income (“NOI”), the Company does not consider this to be a key performance indicator. NOI is one operational metric out of many used by the industry to assess company performance and, accordingly, the Company provides this measure to securities analysts and investors. However, unlike FFO there is no standard industry definition regarding the method of calculation. As a result, NOI is not consistently defined or calculated by peer companies or investors. Further, this metric does not take into account all aspects of the Company’s performance because NOI does not include the impact of certain revenues and expenses such as equity in earnings of affiliates, interest income, interest expense, income taxes, general and administrative expenses and can be significantly influenced by the level of capital expenditures. We therefore believe it is not meaningful disclosure to include in the Company’s MD&A section of its Form 10-Q and Form 10-K filings.

Financial Statements

Notes to Consolidated Financial Statements, page 95

1.	Summary of Business Organization, Operations and Significant Accounting Policies, page 95

Revenue Recognition, page 105

2.	Please tell us how you complied with paragraph 2e-h of ASC 605-25-50 or tell us how you determined it was not necessary to disclose this information.

Response:

As the Staff has noted, we have disclosed our general accounting policy related to multiple-element arrangements in our Form 10-K for the year ended December 31, 2013.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

June 26, 2014

Historically, any significant activity involving multiple-element arrangements has related to our project development services where we also provide standard management services. However, we have not had any contracts to provide project development services in addition to standard management services during the last three years. If we obtain contracts for such multiple-element arrangements in the future, we will provide additional disclosures under ASC 605-25-50 in accordance with the particular terms of each individual contract. Additionally, sales of monitoring equipment and other services involving multiple-element arrangements at our wholly-owned subsidiary, BI, has not been significant for any of the reporting periods covered by the Form 10-K. For the year ended December 31, 2013, BI had two sales involving multiple-element arrangements for a total of approximately $100,000. For the year ended December 31, 2012, BI had three sales involving multiple-element arrangements for a total of approximately $200,000 and had no sales involving multiple-element arrangements in 2011. As our revenues earned involving multiple-element arrangements have clearly been immaterial, we believe that it has not been necessary to disclose in the Form 10-K the information included in paragraphs 2e-h of ASC 605-25-50. We will remove our general policy disclosure relating to multiple-element arrangements in future periodic filings and we will add additional disclosures under paragraphs 2e-h of ASC 605-25-50 when, and if, such arrangements become significant.

17.	Income Taxes, page 143

3.	We note you recorded an adjustment for the Impact of your REIT election during 2013. We further note that you made your REIT election during 2012. Please tell us the nature of the 2013 adjustment and tell us how you determined that this adjustment relates to 2013.

Response:

First, the Company respectfully advises the Staff that the actual REIT election was not made in 2012. The Company began to organize its operations in order to be eligible to elect REIT status and made the decision to convert to REIT status in 2012, but the Company did not begin operating as a REIT until the year ended December 31, 2013.

In response to the Staff’s request that GEO provide the background on the nature of its 2013 REIT election related adjustment as well as elaborate on how it determined that this adjustment relates to 2013, GEO would like to begin by directing the Staff to Note 17 of the notes to the financials in the Form 10-K beginning on page 143.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

June 26, 2014

GEO’s footnote disclosure on page 144 includes the following relevant disclosure:

“In 2013 and 2012, the Company had a tax benefit related to the REIT conversion of $14.9 million and $79.0 million respectively, which was primarily related to the revaluation of certain deferred tax assets and liabilities upon conversion to the effective tax rate of the REIT at a zero tax rate.”

The 2013 adjustment referenced in the above footnote disclosure consists of the following components that are further discussed below.

Worthless stock deduction	$6.9 million
Impact of acceleration of tax depreciation on certain assets	$6.5 million
Tax return to tax accrual items	$1.5 million

Total temporary differences (revalued at zero tax rate)	$14.9 million

GEO believes it is important to note that the $14.9 million adjustment for the impact of the REIT election consisting of the components listed above would not ordinarily have an effective income tax rate impact since they consist of a change from what was recorded, estimated or accrued to reflect tax basis differences. However, since these underlying assets and liabilities belong to legal entities that form part of the REIT which is essentially not subject to tax, the related gross deferred tax items needed to be revalued at a zero tax rate – and thus impacted the effective tax rate. The zero income tax rate is a result of the REIT receiving a deduction for dividends paid, which as a practical matter is generally larger than taxable income and therefore leaves no income subject to tax.

The impact of the REIT election amounts reported in 2013 related to items that were not reasonably knowable or readily accessible as of the date the December 31, 2012 balance sheet was prepared. Therefore, this $14.9 million adjustment reflects changes in estimates from the date the December 31, 2012 balance sheet was prepared and the adjustment was recorded at the time when information necessary to determine the impact was available and accessible in accordance with ASC 250-10-45-17. Each item described below was grouped under the caption “Impact of REIT election” because, if not for the REIT election, these items would only give rise to a timing difference and not a permanent difference, and therefore would not impact the Company’s effective tax rate disclosed in the rate reconciliation of the tax footnote.

Worthless stock deduction:

Legal entities that form part of the REIT are deemed liquidated into the REIT parent at the end of the day preceding the effective date of the REIT election, which was January 1, 2013. General U.S. tax rules apply in the case of a liquidation as a result of a REIT conversion. In most situations, these rules provide for a tax-free liquidation with a carry-over

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

June 26, 2014

tax basis of assets and liabilities that formed part of the liquidated subsidiary. These rules are inapplicable if the liquidating corporation is over-indebted (or insolvent). Such a situation occurs when the debts of the company are in excess of its fair market value and as a result there are no assets available in return for capital stock. The Company has many legal entities which were deemed liquidated into the REIT parent as a result of the REIT election. As such, this required a subsidiary by subsidiary analysis to determine if the liquidation was tax free or not.

In order to completely document a taxable liquidation which results in a worthless stock deduction, there were a number of complex evaluations that needed to be undertaken. These evaluations include, but are not limited to, the following:

Debt

An evaluation of whether GEO could fully support the debts of its subsidiaries or to what extent it could support the debts of its subsidiaries needed to be performed. This evaluation needed to be comprehensive in order to sustain Internal Revenue Service (“IRS”) scrutiny. If the total debt of each subsidiary being analyzed was less than its fair market value, then the subsidiary was not deemed insolvent. The analysis of debt included intercompany advances.

Fair Market Value

Another evaluation focused on the fair market value of each entity. The evaluation of fair market value of each entity needed to be substantiated and fully supported in order to sustain IRS scrutiny. If the fair market value of the subsidiary was in excess of its debt then the subsidiary would not be insolvent.

Outside Tax Basis in Subsidiary Stock

Another evaluation required GEO to calculate and support the outside tax basis in its subsidiary stock in order to sustain IRS scrutiny and compute the amount of any applicable stock loss.

Subsidiary debt, fair market value and outside tax basis are not information items that are generally maintained up to date unless a company is in the process of divesting subsidiaries or has intentions of divesting subsidiaries. GEO had not completed divestitures or liquidations since 2005 when it undertook two dispositions and GEO did not intend to undertake divestitures or liquidations until it was required to do so in order to be eligible for REIT status. As a result, this information was not readily available.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

June 26, 2014

For subsidiaries that participate in the filing of a U.S. federal consolidated tax return, the outside basis is essentially adjusted each year for income items, expense items and other tax attributes. In the case of subsidiaries that formed part of a consolidated group that was previously acquired by the Company, the analysis included tax years that preceded our acquisition. As such, these values were not readily available at the time of the filing of GEO’s Form 10-K for the year ended December 31, 2012.

GEO hired a national accounting firm to assist with the gathering of financial and tax information to determine debt, fair market value and outside basis in over a dozen subsidiaries. Three of these subsidiaries were found to be insolvent.

The identified aggregate worthless stock deduction was a change to GEO’s 2012 tax provision estimate. The change in accounting estimate was made in the second quarter of 2013 and reported in GEO’s Form 10-Q for the second quarter ended June 30, 2013. As of the date the December 31, 2012 balance sheet was prepared, the financial and tax information necessary in order to determine the actual tax impact of the worthless stock deduction was not reasonably known nor readily accessible with a reasonable level of accuracy. As of this date, GEO was not in a position to confirm the solvency of these entities. Under ASC 740-10-25-14 and ASC 740-10-35-2, GEO’s management made its best judgment given the facts, circumstances, and information available at the reporting date and decided to record the financial statement impact of these liquidations when a reasonable estimate could be made with accurate and reliable data. The transactions in question and the required tax analyses were complex in nature and infrequent in occurrence. Therefore, GEO believes it was appropriate to reflect it as a change in accounting estimate made in 2013. ASC 250-10-45-17 states that “A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.” Therefore, the change in accounting estimate was accounted for in 2013 since that was the period of change.

Since GEO is a participant in the IRS Compliance Assurance Process or CAP program for 2012, the worthless stock deduction has been audited by the IRS and the IRS agreed with the Company’s treatment. The IRS review of the worthless stock deduction was finalized during the fourth quarter of 2013 with the issuance of a Notice of Proposed Adjustment in December of 2013.

Impact of acceleration of tax depreciation on certain assets:

With the filing of the 2012 tax return on September 14, 2013, GEO requested a catch up tax depreciation deduction from the IRS principally with respect to certain security related assets specific to our business that had been classified with a more conservative tax life when originally placed in service.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

June 26, 2014

At the end of 2012, the Company was undergoing an audit by the IRS. The IRS was challenging the tax recovery periods of certain security related assets placed in service during 2010 and 2011. As of the date the December 31, 2012 balance sheet was prepared, the Company and the IRS were not in agreement as to the challenged tax recovery periods used for these fixed assets. In the second quarter of 2013 after the filing of the annual report on Form 10-K for the year ended December 31, 2012, the Company settled its differences with the IRS as to the allowable tax lives of these fixed assets. The settled tax recovery periods were also applied in preparing a method change for similar assets. In 2013, the Company filed for an Automatic Change in Accounting Method with the IRS to retroactively change the tax recovery periods of these fixed assets, which resulted in an acceleration of tax depreciation on GEO’s 2012 income tax return and which was different from the tax depreciation used for the 2012 income tax provision.

In addition, deductions for repairs and maintenance for previously capitalized asset costs were made under newly issued Treasury regulations. These new regulations prompted the Company to change its method regarding the deductibility of certain repair costs which were previously capitalized. In 2013, the Company filed for an Automatic Change in Accounting Method with the IRS to retroactively deduct certain repair costs, the impact of which was included in the 2012 income tax return but different from what was recorded in the 2012 tax provision.

ASC 250-10-20, “Changes in Accounting estimates result from new information.” In this case, new information was obtained upon the settlement of the issues with the IRS relating to the tax recovery periods of certain fixed assets specific to the Company’s corrections and detention business as well as newly issued Treasury regulations. Therefore, the change in judgment was related to new information and thus a change in accounting estimate. Based on ASC 250-10-45-17 as described above, the change in accounting estimate was accounted for in 2013 since that was the period of change.

The automatic accounting method changes were audited by the IRS as part of the 2012 CAP audit and were accepted with no change during the fourth quarter of 2013.

Tax return to tax accrual items

This adjustment reflects differences between items that were estimated as of the date the December 31, 2012 balance sheet was prepared and the actual amounts of these items reflected on the Company’s tax return. The tax return to tax accrual items reported under the caption “Impact of REIT election” in the rate reconciliation only included temporary differences which would ordinarily not give rise to an effective tax rate impact if it was not for the REIT conversion. No permanent tax return to tax accrual items are included under this caption.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

June 26, 2014

Due to the fact that ASC 250-10-45-17 applies, the change in accounting estimate was accounted for in 2013 since that was the period of change.

GEO believes it is important to note that the $14.9 million adjustment reported under the caption “Impact of REIT election” consisting of the worthless stock deduction, impact of acceleration of tax depreciation on certain assets and tax return to tax accrual items as discussed above would not ordinarily have an effective income tax rate impact since they consist of a change from what was recorded, estimated or accrued to reflect tax basis differences. However, since the underlying assets and liabilities belong to legal entities that form part of the REIT which is essentially not subject to tax, the related gross deferred tax items needed to also be revalued at a zero tax rate – and thus impacted the effective tax rate. The zero income tax rate is a result of the REIT receiving a deduction for dividends paid, which as a practical matter is generally larger than taxable income and therefore leaves no income subject to tax.

The impact of the REIT election amounts reported in 2013 related to items that were not reasonably knowable or readily accessible as of the date the December 31, 2012 balance sheet was prepared. Therefore, this $14.9 million adjustment reflects changes in estimates from the date the December 31, 2012 balance sheet was prepared and the adjustment was recorded at the time in which information necessary to determine the impact was available and accessible in accordance with ASC 250-10-45-17. Each item described above was grouped under the caption “Impact of REIT election” because, if not for the REIT election, these items would only give rise to a timing difference and not a permanent difference, and therefore would not impact the Company’s effective tax rate disclosed in the rate reconciliation of the tax footnote.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-982-5519.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

June 26, 2014

In connection with responding to the Staff’s comments, GEO has acknowledged in Exhibit A to this letter the following:

•	GEO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GEO may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AKERMAN LLP

/s/ Esther L. Moreno
Esther L. Moreno
For the Firm

cc:	Securities and Exchange Commission
Jennifer Monick, Senior Staff Accountant

The GEO Group, Inc.
Brian R. Evans, Senior Vice President and Chief Financial Officer
John J. Bulfin, Esq., Senior Vice President and General Counsel

Akerman LLP
Stephen K. Roddenberry, Esq.

EXHIBIT A

THE GEO GROUP, INC.

One Park Place, Suite 700

621 NW 53rd Street

Boca Raton, FL 33487

June 26, 2014

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated May 30, 2014, The GEO Group, Inc. (“GEO”) acknowledges the following:

•	GEO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GEO may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans
Senior Vice President and Chief Financial Officer